UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

11 April 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File No. 333-110804, 333-132732, 333-153488 and 333-179426) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-162490, 333-169934 AND 333-182315) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 11 April 2013	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

11 March 2013

Diageo announces review of Global Supply operations

Issues revised segmental information for prior reporting periods

Diageo has today announced that its Global Supply and Procurement operation will be refocused to enhance alignment between Global Supply and Diageo’s 21 key markets. Responsibility for local operations will be transferred to the markets and regional structures will be reduced. The Global supply organisation will continue to be responsible for ensuring excellence across all operations. This change follows the reshaping of the in-market organisations through the implementation of the 2011 operating model review and is a consequence of Diageo’s increasing presence in new faster growth markets.

Further work will be required to establish the exact nature of the reorganisation to be made. However an initial review has already established that efficiency-driven cost savings can be delivered which together with savings from footprint changes and cost reductions in respect of the regional supply organisations are expected to amount to approximately £60 million per annum. These savings are expected to be achieved in 3 years. Costs associated with the restructuring are estimated to be approximately £100 million.

Changes to reporting regional structure

As announced on 9 November 2012, Diageo has made changes to management responsibilities that have led to a change in the reporting for geographic segments. Due to these changes, results for the year ending 30 June 2013 will be reported using the following geographical segments:

•	North America
•	Western Europe
•	Africa, Eastern Europe and Turkey
•	Latin America and Caribbean
•	Asia Pacific
•	Corporate

As a consequence of these changes the figures for the geographical segments for prior periods have been restated.

Revised segmental information for the years ended 30 June 2012 and 30 June 2011 and the six month period ended 31 December 2012 and 31 December 2011 are provided below.

In addition, organic growth percentages by geographic segment have been restated for the year ended 30 June 2012 and the six month period ended 31 December 2012.

Volume

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported units million	Reclass units million	Restated units million	As reported units million	Reclass units million	Restated units million
North America	53.0	-	53.0	52.3	-	52.3
Europe	45.2	(45.2)	-	40.5	(40.5)	-
Western Europe	-	34.7	34.7	-	35.6	35.6
Africa	24.9	(24.9)	-	23.1	(23.1)	-
Africa, Eastern Europe and Turkey	-	35.4	35.4	-	28.0	28.0
Latin America and Caribbean	17.2	-	17.2	15.7	-	15.7
Asia Pacific	16.2	-	16.2	15.9	-	15.9
	156.5	-	156.5	147.5	-	147.5

	Six months ended 31 Dec 2012			Six months ended 31 Dec 2011
	As reported units million	Reclass units million	Restated units million	As reported units million	Reclass units million	Restated units million
North America	28.6	-	28.6	28.3	-	28.3
Europe	24.9	(24.9)	-	24.8	(24.8)	-
Western Europe	-	18.3	18.3	-	19.2	19.2
Africa	13.7	(13.7)	-	12.9	(12.9)	-
Africa, Eastern Europe and Turkey	-	20.3	20.3	-	18.5	18.5
Latin America and Caribbean	12.8	-	12.8	9.5	-	9.5
Asia Pacific	8.8	-	8.8	8.6	-	8.6
	88.8	-	88.8	84.1	-	84.1

Sales

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	4,094	-	4,094	3,895	-	3,895
Europe	4,966	(4,966)	-	4,279	(4,279)	-
Western Europe	-	3,834	3,834	-	3,918	3,918
Africa	1,869	(1,869)	-	1,764	(1,764)	-
Africa, Eastern Europe and Turkey	-	3,001	3,001	-	2,125	2,125
Latin America and Caribbean	1,491	-	1,491	1,293	-	1,293
Asia Pacific	2,104	-	2,104	1,931	-	1,931
Corporate	70	-	70	70	-	70
	14,594	-	14,594	13,232	-	13,232

	Six months ended 31 Dec 2012			Six months ended 31 Dec 2011
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	2,223	-	2,223	2,162	-	2,162
Europe	2,735	(2,735)	-	2,699	(2,699)	-
Western Europe	-	1,985	1,985	-	2,137	2,137
Africa	1,043	(1,043)	-	950	(950)	-
Africa, Eastern Europe and Turkey	-	1,793	1,793	-	1,512	1,512
Latin America and Caribbean	967	-	967	843	-	843
Asia Pacific	1,225	-	1,225	1,132	-	1,132
Corporate	42	-	42	39	-	39
	8,235	-	8,235	7,825	-	7,825

Net sales

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	3,556	-	3,556	3,366	-	3,366
Europe	2,949	(2,949)	-	2,703	(2,703)	-
Western Europe	-	2,345	2,345	-	2,433	2,433
Africa	1,447	(1,447)	-	1,357	(1,357)	-
Africa, Eastern Europe and Turkey	-	2,051	2,051	-	1,627	1,627
Latin America and Caribbean	1,239	-	1,239	1,063	-	1,063
Asia Pacific	1,501	-	1,501	1,377	-	1,377
Corporate	70	-	70	70	-	70
	10,762	-	10.762	9,936	-	9,936

	Six months ended 31 Dec 2012			Six months ended 31 Dec 2011
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	1,947	-	1,947	1,880	-	1,880
Europe	1,577	(1,577)	-	1,625	(1,625)	-
Western Europe	-	1,182	1,182	-	1,310	1,310
Africa	795	(795)	-	731	(731)	-
Africa, Eastern Europe and Turkey	-	1,190	1,190	-	1,046	1,046
Latin America and Caribbean	796	-	796	687	-	687
Asia Pacific	882	-	882	795	-	795
Corporate	42	-	42	39	-	39
	6,039	-	6,039	5,757	-	5,757

Marketing spend

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	547	-	547	508	-	508
Europe	440	(440)	-	402	(402)	-
Western Europe	-	355	355	-	357	357
Africa	147	(147)	-	139	(139)	-
Africa, Eastern Europe and Turkey	-	232	232	-	184	184
Latin America and Caribbean	208	-	208	181	-	181
Asia Pacific	343	-	343	303	-	303
Corporate	6	-	6	5	-	5
	1,691	-	1,691	1,538	-	1,538

	Six months ended 31 Dec 2012			Six months ended 31 Dec 2011
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	301	-	301	289	-	289
Europe	234	(234)	-	249	(249)	-
Western Europe	-	176	176	-	206	206
Africa	79	(79)	-	78	(78)	-
Africa, Eastern Europe and Turkey	-	137	137	-	121	121
Latin America and Caribbean	120	-	120	103	-	103
Asia Pacific	188	-	188	173	-	173
Corporate	4	-	4	4	-	4
	926	-	926	896	-	896

Operating profit before exceptional items

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	1,360	-	1,360	1,265	-	1,265
Europe	914	(914)	-	808	(808)	-
Western Europe	-	717	717	-	727	727
Africa	378	(378)	-	339	(339)	-
Africa, Eastern Europe and Turkey	-	575	575	-	420	420
Latin America and Caribbean	369	-	369	320	-	320
Asia Pacific	342	-	342	286	-	286
Corporate	(165)	-	(165)	(134)	-	(134)
	3,198	-	3,198	2,884	-	2,884

	Six months ended 31 Dec 2012			Six months ended 31 Dec 2011
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	825	-	825	765	-	765
Europe	528	(528)	-	535	(535)	-
Western Europe	-	381	381	-	432	432
Africa	225	(225)	-	194	(194)	-
Africa, Eastern Europe and Turkey	-	372	372	-	297	297
Latin America and Caribbean	302	-	302	251	-	251
Asia Pacific	220	-	220	200	-	200
Corporate	(71)	-	(71)	(79)	-	(79)
	2,029	-	2,029	1,866	-	1,866

Organic growth for the year ended 30 June 2012

	Volume		Sales		Net sales
Increase/(decrease)	As reported	Restated	As reported	Restated	As reported	Restated
	%	%	%	%	%	%
North America	2	2	5	5	6	6
Europe	(1)	n/a	1	n/a	(1)	n/a
Western Europe	n/a	(3)	n/a	(1)	n/a	(3)
Africa	5	n/a	11	n/a	11	n/a
Africa, Eastern Europe and Turkey	n/a	6	n/a	13	n/a	12
Latin America and Caribbean	10	10	18	18	19	19
Asia Pacific	2	2	7	7	8	8
Corporate	n/a	n/a	1	1	1	1
Total	2	2	6	6	6	6

	Marketing spend		Operating profit*
Increase/(decrease)	As reported	Restated	As reported	Restated
	%	%	%	%
North America	7	7	7	7
Europe	3	n/a	1	n/a
Western Europe	n/a	(1)	n/a	(2)
Africa	9	n/a	16	n/a
Africa, Eastern Europe and Turkey	n/a	15	n/a	18
Latin America and Caribbean	18	18	19	19
Asia Pacific	11	11	10	10
Total	8	8	9	9

* Operating profit before exceptional items

Organic growth for the six months ended 31 December 2012

	Volume		Sales		Net sales
Increase/(decrease)	As reported	Restated	As reported	Restated	As reported	Restated
	%	%	%	%	%	%
North America	1	1	4	4	5	5
Europe	(3)	n/a	-	n/a	(2)	n/a
Western Europe	n/a	(5)	n/a	(4)	n/a	(6)
Africa	3	n/a	11	n/a	10	n/a
Africa, Eastern Europe and Turkey	n/a	3	n/a	13	n/a	11
Latin America and Caribbean	7	7	17	17	18	18
Asia Pacific	1	1	4	4	6	6
Corporate	n/a	n/a	11	11	11	11
Total	1	1	5	5	5	5

	Marketing spend		Operating profit*
Increase/(decrease)	As reported	Restated	As reported	Restated
	%	%	%	%
North America	5	5	9	9
Europe	(2)	n/a	(3)	n/a
Western Europe	n/a	(9)	n/a	(8
Africa	7	n/a	17	n/a
Africa, Eastern Europe and Turkey	n/a	17	n/a	18
Latin America and Caribbean	22	22	23	23
Asia Pacific	3	3	10	10
Total	5	5	9	9

* Operating profit before exceptional items

The reported figures are those reported in the press release dated 31 January 2013 or the press release dated 14 January 2013.

Net sales are after deducting excise duties. See the company’s annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC) for an explanation of organic movement calculations and further definitions, disclosures and information.

Contacts

Investor enquiries to:	Chris Davies	+44 (0) 7590 810 164
	Catherine James	+44 7803 854 550
investor.relations@diageo.com
Media enquiries to:	Rowan Pearman	+44 (0) 20 8978 4751
	Jessica Rouleau	+44 (0) 20 8978 4764
press.office@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JåB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not related only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any document it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.